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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)
         [ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999


                                       OR

         [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from         to

Commission File Number: 1-13515




         Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION



                                       and


                             FOREST OIL CORPORATION
                                  1600 Broadway
                                   Suite 2200
                             Denver, Colorado 80202



================================================================================

Exhibits.

23. Consent of Independent Auditors to incorporation by reference in Form S-8.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        RETIREMENT SAVINGS PLAN OF
                                        FOREST OIL CORPORATION




Dated: June 27, 2000                    By:   /s/ Joan C. Sonnen
                                           -------------------------------------
                                              Joan C. Sonnen, Member of the
                                              Administrative Committee of
                                              the Retirement Savings Plan of
                                              Forest Oil Corporation

                           RETIREMENT SAVINGS PLAN OF
                             FOREST OIL CORPORATION

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 1999 AND 1998


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION


                                TABLE OF CONTENTS


----------------------------------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT.....................................................................        1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     December 31, 1999 and 1998..................................................................        2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS -
     Years Ended December 31, 1999 and 1998......................................................        3

NOTES TO FINANCIAL STATEMENTS - December 31, 1999 and 1998.......................................        4


SUPPLEMENTAL SCHEDULES

     1            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      December 31, 1999..........................................................       10

                          INDEPENDENT AUDITORS' REPORT

THE PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 1999 and 1998, and the changes in net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           KPMG LLP

Denver, Colorado
May 19, 2000

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1999 AND 1998


--------------------------------------------------------------------------------------

                                                         1999                  1998
                                                      -----------         ------------
ASSETS:
     Investments, at fair value:
       Forest Oil Corporation Common Stock            $ 1,543,479            1,141,286
       Participant-directed mutual funds               19,498,463           14,798,867
                                                      -----------         ------------
                                                       21,041,942           15,940,153
     Other investments:
       Loans to participants                              266,414              236,804
       Cash and short-term investments                     16,652               13,432
                                                      -----------         ------------
           Total investments                           21,325,008           16,190,389

LIABILITIES:
     Forfeitures available to the Company to reduce
         future contributions                               1,657               22,221
     Stock purchase payables                                7,034                9,165
                                                      -----------         ------------
           Total liabilities                                8,691               31,386
                                                      -----------         ------------

           Net assets available for plan benefits,
              including distributions payable to
              participants of $45,618 in 1999 and
              $240,220 in 1998                        $21,316,317           16,159,003
                                                      ===========         ============


                 See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998


================================================================================================

                                                                    1999                1998
                                                                ------------        ------------
Additions:
     Contributions:
       Company                                                  $    518,423             551,304
       Participants                                                1,020,661           1,024,755
     Dividend and interest income                                  1,436,930             647,099
                                                                ------------        ------------
                                                                   2,976,014           2,223,158

     Net appreciation in fair value of investments,
       including realized and unrealized gains and losses          3,526,348              79,244
                                                                ------------        ------------
           Total additions                                         6,502,362           2,302,402

Deductions:
     Distributions to participants                                 1,365,612             773,893
     Change in value of forfeited contributions                      (20,564)              8,465
                                                                ------------        ------------
           Total deductions                                        1,345,048             782,358
                                                                ------------        ------------

           Increase in net assets available for
              plan benefits                                        5,157,314           1,520,044

Net assets available for plan benefits at beginning of year       16,159,003          14,638,959
                                                                ------------        ------------

Net assets available for plan benefits at end of year           $ 21,316,317          16,159,003
                                                                ============        ============

                 See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

-------------------------------------------------------------------------------


(1)    DESCRIPTION OF THE PLAN

       The Retirement Savings Plan of Forest Oil Corporation (the Plan) is a profit sharing, defined contribution plan which includes a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Plan is available to any employee of Forest Oil Corporation and its affiliates (the Company) that have adopted the Plan.

       Investment options available to participants during the years ended December 31, 1999 and 1998 are as follows:


       Forest Oil Corporation Common Stock            Common stock of Forest Oil Corporation
       Morley GIC Fund                                Collective trust consisting of guaranteed
                                                          insurance contracts
       Janus Fund                                     Mutual fund consisting primarily of common
                                                          stock and similar equity securities
       Harbor International Fund                      Mutual fund consisting of non-U.S. equity
                                                          securities
       Dodge & Cox Balanced Fund                      Mutual fund consisting primarily of common
                                                          stock and bonds
       Heartland Value Fund                           Mutual fund consisting primarily of equity
                                                          securities with market capitalizations of less
                                                          than $300,000,000
       Pimco Total Return Fund                        Mutual fund consisting of fixed income
                                                          securities with a portfolio duration of three
                                                          to six years
       Chesapeake Institutional Fund                  Mutual fund consisting  primarily of common and preferred
                                                          stocks and convertible securities of medium and
                                                          large capitalization companies
       Vanguard S&P 500 Index Fund                    Mutual fund consisting primarily of common stocks in the
                                                          same proportions as the S&P 500 Index (new
                                                          investment option effective January 1, 1999)

Employees enrolled in the Plan may elect to defer from 1% to 15% of their compensation, subject to defined limits, on a pre-tax basis as a contribution to the Plan (Deferred Compensation Contribution). Each month, the Company contributes an amount equal to the Deferred Compensation Contributions made by or on behalf of each participant limited to 5% of the participant's compensation (Company Matching Contribution). At the sole discretion of the Executive Committee of the Forest Oil Corporation Board of Directors, the Company Matching

       Contribution may be made in cash, in shares of Forest Oil Corporation Common Stock, or in any combination of cash and shares of Forest Oil Corporation Common Stock.

       Prior to January 1, 1996, pursuant to the Forest Oil Corporation Annual Incentive Plan (the Incentive Plan), the Company could contribute, for each Plan Year, a Company Profit-Sharing Contribution determined at the sole discretion of the Executive Committee of the Company's Board of Directors. The Company Profit-Sharing Contribution, if any, was in addition to the Company Matching Contribution and was allocated among certain qualifying participants based on compensation. The Incentive Plan was suspended effective January 1, 1996.

       Company matching and profit-sharing contributions made for a participant's account are vested under certain conditions, including a graduated schedule whereby full vesting occurs upon the completion of five years of service. Nonvested Company matching and profit-sharing contributions are subject to forfeiture under certain conditions and forfeited balances are available to reduce succeeding Company matching contributions to the Plan. The Company used $34,575 of forfeitures in 1999 to reduce Company matching contributions. There were no forfeitures used to reduce matching contributions in 1998.

       Participants are fully vested in their own contributions at all times.

       Expenses associated with the administration and investment activities of the Plan are paid by the Company.

       The Company maintains the right to terminate or amend the Plan at any time. In the event of a termination or partial termination of the Plan, or complete discontinuance of Company matching contributions to the Plan, the balances of the affected members under the Plan as of the date of the termination or discontinuance shall become fully vested and nonforfeitable. The total amount in each participant's accounts shall be distributed as the Administrative Committee shall direct, to the participant or for the participant's benefit, or shall continue to be held in trust for the participant's benefit.

       The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Administrative Committee of the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       In the course of preparing the financial statements of the Plan, management makes various assumptions and estimates to determine the reported amounts of assets, liabilities and changes in net assets available for plan benefits, and in the disclosures of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

       VALUATION OF INVESTMENTS

       For financial reporting purposes, investments are recorded at fair value based on quoted market prices or, in the case of the Morley GIC Fund, based on the contract values of the underlying guaranteed investment contracts. Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of investments are based on the difference between sales proceeds and the cost of the investment determined on an average unit cost basis.

       Investments in the Morley GIC Fund are based on contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in the Morley GIC Fund is estimated to be approximately equal to the contract value at December 31, 1999 and 1998. The crediting interest rate was approximately 6.33% as of December 31, 1999 and 1998, respectively.

       Investments in the Morley GIC Fund, the Janus Fund, the Harbor International Fund, the Dodge & Cox Balanced Fund, the Heartland Value Fund, the Pimco Total Return Fund, the Chesapeake Institutional Fund and the Vanguard S&P 500 Index Fund are represented by units. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments.

       LOANS TO PARTICIPANTS

       Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant's vested interest in all accounts, limited to $50,000. Each loan is evidenced by a promissory note. Interest is fixed throughout the maximum 60-month term of each loan at 1% per annum over the Chase Manhattan prime rate in effect at the end of the month preceding inception of the loan. All outstanding loans must be repaid in full within 90 days following a participant's termination of employment. In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance.

(3)    INVESTMENTS

       The Plan's investments are held in a bank-administered trust fund. During 1999 and 1998, the Plan's investments appreciated in fair value (including realized and unrealized gains and losses) by $3,526,348 and $79,244.

       The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are as follows:


                                                                          1999                         1998
                                                                          ----                         ----

         Forest Oil Corporation Common Stock                          $    1,543,479                   1,141,286
         Morley GIC Fund                                                   1,820,363                   1,288,589
         Janus Fund                                                        7,778,594                   4,806,477
         Harbor International Fund                                         3,579,549                   3,607,178
         Dodge & Cox Balanced Fund                                         2,136,415                   2,066,650
         Heartland Value Fund                                              1,971,114                   2,000,605
         Chesapeake Institutional Fund                                     1,035,980                     867,490

(4)    RECONCILIATION TO INTERNAL REVENUE SERVICE (IRS) FORM 5500

       Distributions payable to terminated employees are shown as a liability on IRS Form 5500. For financial statement purposes, all net assets of the Plan are considered to be available for plan benefits; therefore, distributions payable to participants are not deducted from total assets to derive net assets available for plan benefits. Correspondingly, distributions to participants include only actual amounts paid during each year for financial statement purposes. For purposes of the IRS Form 5500, distributions include amounts payable to terminated participants.

(4)    RECONCILIATION TO INTERNAL REVENUE SERVICE (IRS) FORM 5500 (CONTINUED)

       The following is a reconciliation of net assets available for benefits as shown in the financial statements to amounts shown on Form 5500:


                                                                           December 31,
                                                                     1999                1998
                                                                     ----                ----
Net assets available for plan benefits per the
  financial statements                                          $ 21,316,317          16,159,003
Amounts allocated to withdrawing participants                        (45,618)           (240,220)
                                                                ------------        ------------
Net assets available for benefits per the Form 5500             $ 21,270,699          15,918,783
                                                                ============        ============


       The following is a reconciliation of benefits paid to participants as shown in the financial statements to amounts shown on Form 5500:


                                                                      Year ended December 31,
                                                                   1999                1998
                                                                   ----                ----


       Benefits paid to participants and the change
         in value of forfeited contributions per the
         financial statements                                 $ 1,345,048              782,358
       Add:  Amounts allocated to withdrawing participants
         at December 31, 1999 and 1998, respectively               45,618              240,220

       Less:  Amounts allocated to withdrawing participants
         at December 31, 1998 and 1997, respectively             (240,220)            (251,592)
                                                              -----------         ------------
       Benefits paid to participants per the Form 5500        $ 1,150,446              770,986
                                                              ===========         ============


(5)    FEDERAL INCOME TAXES

       The IRS has issued a determination letter dated April 24, 1996 indicating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and that the trust is therefore exempt from federal income tax under Section 501(a) of the Code. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust continues to be tax-exempt.

(6)    FINANCIAL REPORTING

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 for the Plan years ending December 31, 1999 and 1998. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

                                                                      SCHEDULE 1

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

--------------------------------------------------------------------------------


                                                    Number of                     Current
        Description of Investment                Shares or Units                   Value
------------------------------------------       ---------------               ------------

Forest Oil Corporation Common Stock*                117,041                    $  1,543,479

GIC pooled funds -
    Morley GIC Fund                                  86,122                       1,820,363

Mutual funds:
    Janus Fund                                      176,586                       7,778,594
    Harbor International Fund                        85,512                       3,579,549
    Dodge & Cox Balanced Fund                        32,513                       2,136,415
    Heartland Value Fund                             54,003                       1,971,114
    Pimco Total Return Fund                          20,367                         201,630
    Chesapeake Institutional Fund                    40,980                       1,035,980
    Vanguard S&P 500 Index Fund                       7,203                         974,818
                                                                               ------------
                                                                                 21,041,942
Money market funds -
    State Street Short-Term Investment Funds*        16,652                          16,652


Loans to participants                                                               266,414
                                                                               ------------

        TOTAL INVESTMENTS                                                      $ 21,325,008
                                                                               ============


*Denotes a party in interest.


                 See accompanying independent auditors' report.

                                  EXHIBIT INDEX

Exhibit 23.  Consent of KPMG LLP.